February 10th, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

On February 8th, 2014, Empresa Financiera Edyficar S.A., an indirectly held subsidiary of Credicorp Ltd., has reached an agreement with Grupo ACP Corp S.A.A. to acquire 60.68% of the total stock of MIBANCO equivalent to US$ 179,484,000.00. The transaction is subject to the approval from the Superintendency of Banks, Insurance and Pension Funds, and the fulfillment of some conditions precedent provided in the agreement.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/   Mario Ferrari

Stock Market Representative

Credicorp Ltd.